Exhibit 4.24
Execution Copy

DORIAN LPG (USA) LLC

ADMINISTRATIVE, ADVISORY AND SUPPORT SERVICES AGREEMENT

with
DORIAN LPG LTD.

July 1, 2014

TABLE OF CONTENTS

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TABLE OF CONTENTS
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ADMINISTRATIVE, ADVISORY AND SUPPORT SERVICES AGREEMENT
THIS ADMINISTRATIVE, ADVISORY AND SUPPORT SERVICES AGREEMENT, dated as of July 1, 2014 (this "Agreement"), is entered into by and between and Dorian LPG Ltd., a Marshall Islands corporation (the "Company") and its wholly-owned subsidiary, Dorian LPG (USA) LLC, a Delaware limited liability company (the "Manager"),
WHEREAS, the Company, a corporation whose shares are shortly expected to be listed and traded on the New York Stock Exchange (the "Exchange"), has been established as a holding company for the purpose of indirectly through separately formed wholly-owned vessel owning subsidiaries (each a "Subsidiary" and collectively, the "Subsidiaries") acquiring, owning and operating a fleet of LPG vessels in international commerce (each a "Vessel" and collectively the "Vessels");
WHEREAS, the Manager, in its capacity as the general vessel management arm for the Company, has entered, or will enter, into a General Agency Agreement with each Subsidiary pursuant to which the Manager will provide certain commercial management services to the Subsidiary's Vessel and in addition, will oversee the technical management of such Vessel;
WHEREAS, the Company and/or each of the Subsidiaries (collectively, the "Company Group") will require in connection with the conduct of its respective business affairs certain administrative, advisory, and support services as set forth in Schedule A hereto (collectively, such services as from time to time supplemented, amended and/or modified by the mutual agreement of the Company and the Manager are hereinafter referred to as the "Services"); and
WHEREAS, the Company wishes to engage Manager to provide such Services to the Company Group as may from time to time be requested by the Company and the Manager is willing to render such Services, on the terms and conditions hereinafter set forth.
NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the parties hereto agree as follows:
ARTICLE I
ENGAGEMENT OF MANAGER
SECTION 1.1                                        Engagement.  Effective as of the date of this Agreement, the Company hereby engages the Manager to provide to the Company Group such Services as may from time to time be requested by the Company and the Manager hereby accepts such engagement. The Company and the Manager each acknowledge that in providing such Services to the Company Group as from time to time requested by the Company, the Manager is acting solely on behalf of, as agent of and for the account of the Company. The Manager shall advise all persons with whom it deals on behalf of any member of the Company Group in the performance of its obligations under this Agreement that it is acting solely in its capacity as agent for and on behalf of such Company Group member.

SECTION 1.2                                        Powers and Duties of the Manager.  The Manager shall take such actions on its own behalf or on behalf of the Company Group as it from time to time considers necessary or appropriate to enable it to perform its obligations under this Agreement, subject to customary oversight, direction and supervision of the Company.
SECTION 1.3                                        Reliance on CEO and CFO of the Company.  Except as otherwise provided herein or unless otherwise advised by the Company's Board of Directors (the "Board"), the Manager can assume that any request, direction or instruction received from the Chief Executive Officer or Chief Financial Officer of the Company carries the imprimatur and authorization of the Board.
ARTICLE II
TERM
SECTION 2.1                                        Term.  The term of this Agreement shall commence on the date hereof and shall continue on an evergreen basis until terminated by either the Company or the Manager in accordance with Article VII hereof.
ARTICLE III
MANAGER'S RESPONSIBILITIES
SECTION 3.1                                        Services.  The Manager shall perform and carry out for the Company Group such Services as the Company may from time to time direct.
ARTICLE IV
MANAGER'S PERSONNEL AND SECONDMENT THEREOF TO SERVE AS OFFICERS
SECTION 4.1                                        Employment of Personnel.  The Manager shall at all times, and at its own cost and expense, maintain sufficient staffing levels necessary to  provide the Services from time to time requested by the Company.  The Manager shall be responsible for all aspects of the employment or other relationship of the Manager's personnel as required in order for the Manager to perform its obligations hereunder, including recruitment, training, staffing levels, compensation and benefits, supervision, discipline and discharge, and other terms and conditions of employment or contract.  The Manager shall remain directly responsible and liable to the Company to carry out all of its obligations under this Agreement, whether performed directly or subcontracted to another person, and the Manager (and not the Company) shall be responsible for the compensation and reimbursement of all such other persons.
SECTION 4.2                                        Officers.
(a)            Executive Officers.  The Manager shall make available such of its executive officers to hold officer positions at the Company or any Subsidiary as the Company may from time to time request and the Manager may agree, who shall assist in managing the day-to-day operations and affairs of the Company and each Subsidiary.  Notwithstanding the foregoing, the Company and each Subsidiary may employ directly any other officers or employees as it may deem necessary, and any such officers and employees will not be subject to this Agreement.

(b)            Termination or Replacement of Executive Officers.  The Company's Board may require any officer that is provided by the Manager as an executive officer (or otherwise to perform the duties of an executive officer) to the Company or any Subsidiary to be relieved of his or her duties with respect to, and no longer perform any of the Services for, the Company or any Subsidiary for any reason not prohibited by applicable laws and regulations.  Such officer may continue to be employed by the Manager but shall no longer provide any Services hereunder, unless otherwise agreed by the Company's Board.  If any officer who is made available to the Company or any Subsidiary by the Manager, as the case may be, resigns, is terminated or otherwise vacates his or her office, the Manager shall, as soon as practicable after acceptance of any resignation or after such termination and upon the Company's request, use commercially reasonable efforts to identify suitable candidates for replacement of such officer for the approval by the Company's Board.
(c)            Other Duties of Manager's Personnel.  The Company acknowledges that any officers or other personnel provided by the Manager to the Company or any Subsidiary pursuant to this Section 4.2 may engage in business activities of the Manager that may be unrelated to the Services to be provided to the Company Group hereunder.
ARTICLE V
DUTY OF CARE AND ADDITIONAL COVENANTS OF THE MANAGER
SECTION 5.1                                        Duty of Care.  The Manager shall perform the Services and its other responsibilities to be provided hereunder with due diligence and care in the best interest of the Company Group and in a manner that a reasonably prudent person would do so in the management of its own business affairs.
SECTION 5.2                                        Additional Covenants.  The Manager hereby agrees and covenants with the Company that, during the term of this Agreement, the Manager shall:
(a)            obtain and maintain for its benefit professional indemnity insurance and other insurance as is reasonable having regard to the nature and extent of the Manager's obligations under this Agreement;
(b)            exercise all due care, skill and diligence in carrying out its duties under this Agreement as required by applicable laws and regulations;
(c)            provide the Company with all information in relation to the performance of the Manager's obligations under this Agreement as the Company may reasonably request;
(d)            use its reasonable best efforts to have all material property of the Company clearly identified as such, held separately from property of the Manager and, where applicable, in safe custody;
(e)            use its reasonable best efforts to have all property of the Company and each Subsidiary (other than money to be deposited to any bank account of the Company or any Subsidiary) transferred to or otherwise held in the name of the Company or any Subsidiary or any nominee or custodian appointed by the Company or any Subsidiary;

(f)            use its reasonable best efforts to retain at all times a qualified staff so as to maintain a level of expertise sufficient to provide the Services; and
(g)            use its reasonable best efforts to keep full and proper books, records and accounts showing clearly all transactions relating to its provision of the Services in accordance with established general commercial practices and in accordance with the U.S. generally accepted accounting principles ("GAAP"), and allow the Company and its representatives to audit and examine such books, records and accounts at any time during customary business hours.
ARTICLE VI
COMPENSATION
SECTION 6.1                                        Compensation.  In consideration for the Services rendered by the Manager pursuant to this Agreement, the Company shall reimburse the Manager for all direct and indirect costs and expenses incurred by the Manager in providing the Services, including, but not limited to, Overhead Costs (the "Costs and Expenses").  For purposes of this Agreement, "Overhead Costs" includes the compensation and benefit costs associated with hiring employees and engaging consultants to perform the Services, overhead such as rent, utilities, telephone, and postage, the costs of maintaining insurance as required hereunder, any federal, state or local taxes, and any other general administrative expenses of the Manager.
SECTION 6.2                                        Invoicing.  Within thirty (30) days after the end of each month, the Manager shall submit to the Company for payment an invoice for reimbursement of all Costs and Expenses for such month.  Each statement shall contain such supporting detail as may be reasonably required to validate such amounts due.
SECTION 6.3                                        Dispute of Invoice.  If the Company, in good faith, disputes the amount of an invoice, the Company shall give written notice of such dispute (including the particulars of such dispute) to the Manager on or before the due date with respect to all or any portion of such invoice. Upon receipt of such notice, the Manager shall furnish the Company with additional supporting documentation to reasonably substantiate the amount of the invoice. Upon delivery of such additional documentation, the Company and the Manager shall cooperate in good faith and use commercially reasonable efforts to resolve such dispute. If they are unable to resolve the dispute within ten (10) days of the delivery of such additional supporting information, the matter may be referred by either party to arbitration for resolution pursuant to Section 11.13.
SECTION 6.4                                        Payment.  The Company shall make payment within fifteen (15) days of the date of each invoice. All invoices for Services are payable in U.S. dollars.
SECTION 6.5                                        Company Expenses.  The Manager shall not bear or otherwise be charged with any expenses or obligations of the Company Group incurred by the Manager on behalf of the Company Group (the "Company Expenses"), all of which shall be borne by or otherwise be charged to the Company or the relevant Subsidiary, as the case may be.  To the extent that any Company Expenses are paid by the Manager, such Company Expenses shall be promptly reimbursed by the Company following submission of invoices as set forth in Section 6.3 above.
ARTICLE VII
TERMINATION RIGHTS
SECTION 7.1                                        Termination By the Manager.  The Manager shall have the right to terminate this Agreement:
(a)            upon sixty (60) days' written notice to the Company, if the Company shall have defaulted in:
(i)	any reimbursement of the Costs and Expenses or the Company Expenses due the Manager hereunder; or
(ii)	any other material respect under this Agreement and such default continues after not less than thirty (30) days written notice thereof by the Manager to the Company;
(b)            at any time upon the occurrence of a Change of Control of the Company.  A "Change of Control" means the occurrence of any of the following:
(A)	the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the Company's assets, except such a disposition to SeaDor Holdings LLC, Dorian Holdings LLC, Scorpio Tankers Inc. or their respective affiliates (the "Existing Control Group");
(B)	an order made for, or the adoption by the Company's Board of a plan of, liquidation or dissolution of the Company;
(C)	the consummation of any transaction (including any merger or consolidation) the result of which is that any "person" (as such term is used in Section 13(d)(3) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act")) becomes the beneficial owner, directly or indirectly, of a majority of the Company's voting securities (unless such "person" is a member of the Existing Control Group), measured by voting power rather than number of shares;
(D)	if, at any time, the Company becomes insolvent, admits in writing its inability to pay its debts as they become due, is adjudged bankrupt or declares bankruptcy or makes an assignment for the benefit of creditors, or makes a proposal or similar action under the bankruptcy, insolvency or other similar laws of any applicable jurisdiction or commences or consents to proceedings relating to it under any reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction;
(E)	the consolidation of the Company with, or the merger of the Company with or into, any "person" (other than a member of the Existing Control Group), or the consolidation of any "person" (other than a member of the Existing Control Group) with, or the merger of any "person" (other than a member of the Existing Control Group) with or into, the Company, in any such event pursuant to a transaction in which any of the common stock outstanding immediately prior to such transaction are converted into or exchanged for cash, securities or other property or receive a payment of cash, securities or other property, other than any such transaction where the Company's voting securities outstanding immediately prior to such transaction are converted into or exchanged for voting securities of the surviving or transferee "person" constituting a majority (measured by voting power rather than number of shares) of the outstanding voting securities of such surviving or transferee "person" immediately after giving effect to such issuance; or
(F)	a change in directors after which a majority of the members of the Company's Board are not directors who were either nominated by, appointed by or otherwise elected with the approval of current Board members at the time of such election.
SECTION 7.2                                        Termination By the Company.
(a)            The Company shall have the right to terminate this Agreement at any time if:
(i)	the Manager breaches of any material term of this Agreement which continues unremedied for thirty (30) days after written notice by the Company of the breach to the Manager;
(ii)	the Manager has been convicted of, has entered a plea of guilty or nolo contendere with respect to, or has entered into a plea bargain or settlement admitting guilt for, a crime, which conviction, plea bargain or settlement is demonstrably and materially injurious to the Company;
(iii)	the Manager commits fraud or is grossly negligent in the performance of its obligations hereunder, or commits an act of willful misconduct, and the Company is materially injured thereby in any such case; or

(iv)	the Manager becomes insolvent, admits in writing its inability to pay its debts as they become due, is adjudged bankrupt or declares bankruptcy or makes an assignment for the benefit of creditors, a proposal or similar action under the bankruptcy, insolvency or other similar laws of any applicable jurisdiction, or commences or consents to proceedings relating to it under any reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction.
(b)            The Company shall have the right to terminate this Agreement upon one hundred eighty (180) days' prior written notice upon the approval by of the majority of the outstanding voting securities of the Company.
ARTICLE VIII
TERMINATION PROCEDURES
SECTION 8.1                                        Final Accounting.  Upon termination of this Agreement for any reason, the Manager shall deliver to the Company the following:
(a)            A final audit, reflecting the receipts and expenses of the Company Group as of the effective date of termination, which audit shall be delivered within sixty (60) days after such effective date;
(b)            Any balance of monies or deposits of the Company Group held by the Manager, which monies and deposits shall be delivered immediately upon such termination, without deduction or offset of any nature whatsoever; and
(c)            All books and records, contracts, leases, receipts for deposits, unpaid bills and other papers or documents which pertain to the Company Group, which books, records, papers and documents shall be delivered immediately upon such termination.
SECTION 8.2                                        Termination Adjustments.  Upon any termination of this Agreement, the Manager shall be entitled to be paid any amounts earned under this Agreement through the effective date of termination but shall promptly remit to the Company the pro rata portion of any fees held by the Manager attributable to any period following the effective date of termination.  The Manager shall be entitled to such reimbursements of expenses as are permitted hereunder for the period ending upon the effective date of termination.
ARTICLE IX
LIMITATION ON LIABILITY; INDEMNIFICATION
SECTION 9.1                                        Force Majeure.  Neither the Company nor the Manager shall be under any liability to the other for any failure to perform any of their obligations hereunder by reason of Force Majeure.  The parties shall make reasonable efforts to minimize, avoid or prevent the effect of the Force Majeure event.  "Force Majeure" shall mean any cause whatsoever of any nature or kind beyond the reasonable control of the Company or the Manager, including acts of God, acts of civil or military authorities, acts of war or public enemy, acts of any court, regulatory agency or administrative body having jurisdiction, insurrections, riots, strikes or other labor disturbances, embargoes or other causes of a similar nature.
SECTION 9.2                                        Limitation on Liability.
(a)            The Manager shall be under no liability whatsoever to the Company for any loss, liability, claim, damage or expense of whatsoever nature (collectively, "Liabilities"), whether direct or indirect, and howsoever arising in the course of the performance of this Agreement, unless and to the extent the same is proved to have resulted from the fraud, gross negligence, willful misconduct or bad faith of the Manager and its current and former directors, officers and employees (the "Manager Related Parties").
(b)            Except as provided in this Agreement, neither party shall be liable to the other party for any punitive damages.
SECTION 9.3                                        Indemnification.  To the fullest extent permitted by law, the Manager Related Parties shall be entitled to indemnification from the Company from and against (i) any Liability incurred by any Manager Related Party by reason of any act or omission performed or omitted by any of them in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on them by this Agreement and (ii) any claim, demand, action, suit or proceeding seeking or otherwise relating to any such Liability, except that none of the Manager Related Parties shall be entitled to be indemnified in respect of any such Liability to the extent incurred by any Manager Related Party by reason of fraud, recklessness, negligence, willful misconduct or bad faith of any Manager Related Party.
ARTICLE X
AUDIT RIGHTS
The Company reserves the right, for itself and its members, employees and agents, to conduct examinations of the books and records maintained by the Manager with respect to the Company Group and its business.  The Manager shall permit authorized representatives of the Company access during normal business hours and on not less than five (5) days prior written notice to the offices of the Manager and to review all books, records and accounts and to all correspondence pertaining to the Manager (including its personnel), the Company Group and its business.  All such examinations shall be conducted at the expense of the person or entity conducting the same.
ARTICLE XI
MISCELLANEOUS
SECTION 11.1                                        Notices.  Any notices required to be delivered hereunder shall be in writing and must be delivered either by hand in person, by facsimile transmission or by electronic mail or by nationally recognized overnight delivery service (receipt request) and shall be deemed given when so delivered by hand (with written confirmation of receipt), sent by facsimile transmission (with confirmation of receipt of transmission from sender's equipment), sent by electronic mail, or if delivered by overnight delivery service when received by the addressee, in each case at the appropriate addresses set forth below (or to such other addresses as a party may designate for that purpose upon fifteen (15) days written notice to the other party).
If to the Company at:
Trust Company Complex
Ajeltake Road, Ajeltake Island
Majuro, Marshall Islands, MH96960
Attention: John C. Hadjipateras
E-Mail: John.Hadjipateras@dorianlpg.com
with a copy to (which shall not constitute notice) to:
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Attention: Derick W. Betts Jr.
E-Mail: betts@sewkis.com
If to the Manager, at:

27 Signal Road, Stamford, Connecticut 06902
Attention: John C. Lycouris
E-Mail: John.Lycouris@dorianlpg.com
with a copy to (which shall not constitute notice) to:
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Attention: Derick W. Betts Jr.
E-Mail: betts@sewkis.com

SECTION 11.2                                        Assignments; Successors.  No party may assign or otherwise transfer any of its rights or obligations under this Agreement, in whole or in part, to any third party without the prior written consent of the other party.  Subject to such limitations on the right of assignment, this Agreement shall be binding upon and shall inure to the benefit of the respective permitted successors and assigns of the parties.
SECTION 11.3                                        Confidentiality.  The Company and the Manager shall maintain the confidentiality of the subject matter of this Agreement and any other information delivered in connection herewith that shall not be generally known to the public, except (A) as otherwise required by governmental regulatory agencies, self-regulating bodies, stock exchanges or equivalent bodies, law or legal process or (B) for disclosures to directors, officers, employees, partners, limited partners, members, shareholders, representatives and advisors of the Company, the Manager, the Consultants and their respective affiliates who need to know the information and who are informed of the confidential nature of the information and agree to keep such information confidential.
SECTION 11.4                                        Authority of the Parties.  Each party hereto represents to the other that it is duly authorized with full power and authority to execute, deliver and perform its obligations under this Agreement.
SECTION 11.5                                        Entire Agreement.  This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes any prior agreement or undertaking among them with respect to such subject matter.
SECTION 11.6                                        Headings.  The Section headings in this Agreement are for convenience of reference only, and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.
SECTION 11.7                                        Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.
SECTION 11.8                                        Modification.  No change or modification of this Agreement shall be of any force unless such change or modification is in writing and has been signed by each party.
SECTION 11.9                                        Waivers.  No waiver of any breach of any of the terms of this Agreement shall be effective unless such waiver is in writing and signed by the party against whom such waiver is claimed.  No waiver of any breach shall be deemed to be a waiver of any other or subsequent breach.
SECTION 11.10                                        Severability.  If any provision of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.
SECTION 11.11                                        Independent Contractor.  The parties agree that the Manager is and shall act as an independent contractor in the performance of its duties hereunder.  The Manager is not, and in the performance of its duties hereunder will not hold itself out as, an employee, agent or partner of the Company, but shall advise persons with whom it deals on behalf of the Company that it is conducting such business as an independent contractor as agent for and on behalf of the Company and any Subsidiary.  The Manager shall file all tax returns and reports required to be filed by it or on its behalf on such basis, and the Manager shall indemnify the Company Group and each of its direct and indirect members, directors and officers (other than the Manager and its direct and indirect members and personnel) for the amount of any employment taxes required to be paid by any of them, if any, as a result of the Manager not withholding employment taxes from any amounts paid to the Manager hereunder.
SECTION 11.12                                        Attorneys' Fees.  In any action brought by any party to enforce any of such party's rights or remedies under this Agreement, the prevailing party shall be entitled to all reasonable attorneys' fees and all costs, expenses and disbursements in connection with any such action.

SECTION 11.13                                        Governing Law; Process.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule.
All disputes between or among the parties arising out of or in any way connected with the execution, interpretation and performance of this Agreement shall be solely and finally exclusively settled by arbitration in New York, New York, in accordance with the International Arbitration Rules of the International Centre for Dispute Resolution.
The parties irrevocably consent and agree that (i) any action brought to compel arbitration or in aid of arbitration in accordance with the terms of this Agreement, (ii) any action confirming and entering judgment upon any arbitration award, and (iii) any action for temporary injunctive relief to maintain the status quo or prevent irreparable harm prior to the appointment of the arbitral tribunal, may be brought exclusively in the courts of the State of New York sitting in New York City or (if it has jurisdiction) the United States District Court for the Southern District of New York (each, a "New York Court"), and, by execution and delivery of this Agreement, each party hereby submits to and accepts for itself and in respect of its property, generally and unconditionally, the exclusive jurisdiction of the aforesaid courts and appellate courts thereof except that any final arbitral award may be entered and enforced in any court having jurisdiction over any party or any of its assets.  Each party hereby appoints Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004 as its attorney-in-fact to receive any process on its behalf hereunder.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.
THE MANAGER:
DORIAN LPG (USA) LLC
By:_/s/ John C. Lycouris______________________________
Name:  John C. Lycouris
 Title:    Chief Executive Officer

THE COMPANY:
DORIAN LPG LTD.
By:_/s/ John C. Hadjipateras_______________________________
Name:  John C. Hadjipateras
 Title:    President and Chief Executive Officer
[Signature Page to the Administrative, Advisory and Support Services Agreement]

Schedule A

Services

The Manager shall provide to the Company and each Subsidiary, upon the request of the Company, the following Services:
1.          Accounting and Records.  The Manager shall, on behalf of the Company and each Subsidiary on a separate or consolidated basis, as the case may be, establish an accounting system, including the development, implementation, maintenance and monitoring of internal control over financial reporting and disclosure controls and procedures, and maintain all books of accounts and records, including tax records, sales and purchase records, computer software, formulae, business reports, plans and projections and all other documents, files, correspondence and other information related to the business of the Company and each Subsidiary (whether or not in written, printed, electronic or computer printout form) (collectively, "Books and Records"), with such modifications as may be necessary to comply with all applicable laws and regulations. The Books and Records shall contain particulars of receipts and disbursements relating to theassets and liabilities of the Company and each Subsidiary and shall be kept pursuant to normal commercial practices that will permit financial statements to be prepared for the Company and each Subsidiary (to the extent requested by the Company) in accordance with GAAP. The Books and Records shall be the property of the Company and each Subsidairy and shall be kept at the Manager's primary office or such other place as the Company and the Manager may mutually agree. Upon expiration or termination of this Agreement, all of the Books and Records shall be provided to the Company or as the Company shall direct.
2.          Reporting Requirements.  The Manager shall prepare and deliver to the Company's Chief Executive Office  or the Chief Financial Officer, the following reports, which the Manager shall use its reasonable best efforts to prepare and deliver within the time periods specified below or, if not so specified, within the time period requested by the relevant party:
(a)	a quarterly report to be delivered within 45 days of the end of each fiscal quarter of the Company ("Fiscal Quarter") setting out the interim consolidate financial results of the Company and its Subsidiaries for such quarter and for the applicable fiscal year of the Company and its Subsidiaries ("Fiscal Year") through the end of such Fiscal Quarter;
(b)	a draft of the reports, certificates, documents and other information required under any credit facility and any other financing arrangements of the Company or any Subsidiary ("Financing Agreements") to be delivered at least two business days prior to their required delivery to the lenders under such Financing Agreements;
(c)	as and when requested by the Company's Board, its Chief Executive Officer or its Chief Financial Officer, draft reports regarding financial and other information required in connection with applicable laws (including annual and other reports that may be required to be filed under the Exchange Act and all other applicable laws and regulations); and

(d)	as and when reasonably requested by the Company from time to time, such other reports with respect to financial and other information of the Company and the Subsidiaries.
3.          Financial Statements and Tax Returns. The Manager shall prepare and deliver for review by the Audit Committee of the Company's Board the following, which the Manager shall use its reasonable best efforts to prepare and deliver within the time periods specified below or, if not so specified, within the time period requested by the relevant party:
(a)	within 45 days of the end of each Fiscal Quarter, unaudited consolidated financial statements of the Company and its Subsidiaries for such Fiscal Quarter, to be reviewed by the external auditors of the Company, prepared in accordance with GAAP and the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC"), on a consolidated basis with all Subsidiaries of the Company;
(b)	within 60 days of the end of each Fiscal Year, consolidated financial statements of the Company and its Subsidiaries for such Fiscal Year, to be audited by the external auditors of the Company, prepared in accordance with GAAP and the rules and regulations of the SEC, on a consolidated basis with all Subsidiaries of the Company; and
(c)	tax returns for the Company and all of its Subsidiaries required to be filed by applicable laws and regulations.

Notwithstanding the foregoing, in the event that the Company's reporting obligations are accelerated under the Exchange Act beyond what such obligations are at the time of this Agreement, the Manager shall use its reasonable best efforts to provide to the Company the financial statements referred to in clauses (a) and (b) above within such periods as shall be required for the Company to comply with any reporting requirements under the Exchange Act or other similar applicable laws and regulations.

In addition, the Manager shall attend to the time calculation and payment of all taxes payable by the Company and any Subsidiary. The Manager shall cause the Company's external accountants to review the Company's unaudited consolidated financial statements, audit the Company's annual consolidated financial statements and finalize all tax returns. The Manager shall make available to the Company's accountants the relevant Books and Records for the Company and shall assist the accountants in their duties.

4.          Legal and Securities Compliance Services.
(a)	Responsibilities of the Manager. The Manager shall assist the Company with the following items:

(i)	compliance with all applicable laws and regulations, including all relevant securities laws and the rules and regulations of the SEC or the Exchange;
(ii)	arranging for the provision of advisory services to the Company with respect to the Company's obligations under applicable securities laws in the United States and disclosure and reporting obligations under applicable securities laws, including the preparation for review, approval and filing by the Company of reports and other documents with the SEC and all other applicable regulatory authorities;
(iii)	maintaining each Company Group member's corporate existence and good standing in all necessary jurisdictions and assisting in all other corporate and regulatory compliance matters;
(iv)	conducting investor relations functions on behalf of the Company; and
(v)	adjusting and negotiating settlements, with or on behalf of claimants or underwriters, of any claim, damages for which are recoverable under insurance policies (subject to any applicable deductible).
(b)	Administration and Settlement of Legal Actions. If any action, claim, complaint, demand, suit, judgment, investigation or proceeding, pending or threatened, by any person or before any governmental authority (each, a "Legal Action") is commenced against or is required to be commenced in favor of any member of the Company Group or any Vessel of a Subsidiary, the Manager shall arrange for the commencement or defense of such Legal Action, as the case may be, in the name of, on behalf of and at the expense of the Company, including retaining and instructing legal counsel, investigating the substance of the Legal Action and entering pleadings with respect to the Legal Action. The Manager shall assist the Company in administering and supervising any such Legal Actions and shall keep the Company advised of the status thereof. The Manager may settle any Legal Action on behalf of a Company where the amount of settlement is less than $500,000 and, in excess of such amount, with the approval of the Company's Board.
(c)	Labor Relations Proceedings. For Legal Actions in favor of or against any Company Group member that relate to labor relations or employment proceedings, strikes or collective bargaining, the Manager shall represent any such Company Group member in any such labor relations or employment proceedings and shall undertake any labor relations or employment negotiations in respect of any of the Vessels or any Company Group member on behalf of such Company Group member, should such representation or negotiations be required. The Manager shall keep the Company advised of the progress of any such labor relations proceedings or negotiations. The Manager may enter into collective bargaining agreements and other labor or employment agreements and any material amendments thereto; provided, however, that such agreements and amendments must be approved by the Company's Board if the terms and conditions of any such agreements or amendments are inconsistent, in a material and adverse way to the Company Group member, with other collective bargaining agreements concerning or in respect of the crew.

(d)	Interaction with Regulatory Authorities. Notwithstanding anything in this Agreement or otherwise, the Manager shall not act for or on behalf of the Company in its relationships with any regulatory authorities except to the extent specifically authorized by the Company from time to time.
5          Bank Accounts.  The Manager shall oversee banking services for the Company and each Subsidiary and shall establish in the name of the Company and any Subsidiary such accounts with such financial institutions as the Company may request. The Manager shall administer and manage all of the cash and accounts of the Company and each Subsidiary, including making any deposits and withdrawals reasonably necessary for the management of its business and day-to-day operations. The Manager shall promptly deposit all moneys payable to the Company or any Subsidiary and received by the Manager into a bank account held in the name of the Company or such Subsidiary.
6          Other Services.  The Manager shall assist the Company to:
(a)	identify suitable financing of the Company Group's business;
(b)	issue and/or repurchase of the Company Group's securities;
(c)	continuously review the Company Group's financing structure and seek to improve the structure and terms of the same;
(d)	obtain offers for loans and other financial credits required to finance the Company Group's activities from time to time, negotiate the same and present terms to the Company Group for approval by the Company's Board;
(e)	review of the Company Group's strategy and provide input to such strategy development process as the Company Group from time to time shall put in place;
(f)	identify business opportunities within the scope of the Company Group's business plan and strategy and present the same for review and/or approval by the the Company's Board;
(g)	identify relevant opportunities for the purchase or sale of assets, corporate mergers and/or acquisitions, including, but not limited to, arrange the financing of any acquisition, renegotiating existing financing and other contractual arrangements required and the general completion of any such transactions;
(h)	provide the Company Group with cash management and services, including assistance with overseeing banking services and bank accounts and arranging for the deposit of funds;

(i)	administer payroll services, benefits and directors fees, for the employees, officers or directors of the Company and its Subsidiaries;
(j)	provide the Company with information technology support;
(k)	provide office space and office equipment for personnel of the Company at the location of the Manager or any subsidiary thereof or as otherwise reasonably designated by the Company, and clerical, secretarial, accounting and administrative assistance as may be reasonably necessary;
(l)	at the request and under the direction of the Company, handle all administrative and clerical matters in respect of (i) the call and arrangement of all annual and special meetings of shareholders, (ii) the preparation of all materials (including notices of meetings and proxy or similar materials) in respect thereof and (iii) the submission of all such materials to the Company in sufficient time prior to the dates upon which they must be mailed, filed or otherwise relied upon so that the Company has full opportunity to review, approve, execute and return them to the Manager for filing or mailing or other disposition as the Company may require or direct;
(m)	provide, at the request and under the direction of the Company, such communications to the transfer agent for the Company as may be necessary or desirable;
(n)	make recommendations to the Company for the appointment of auditors, accountants, legal counsel and other accounting, financial or legal advisers, and technical, commercial, marketing or other independent experts; provided, however, that nothing herein shall permit the Manager to engage any such adviser or expert for the Company without the Company's specific approval; and
(o)	attend to all other administrative matters necessary to ensure the professional management of the Company's business or as reasonably requested by the Company from time to time.